

Mail Stop 3720

July 20, 2017

Paul Zepf
Chief Executive Officer
Global Partner Acquisition Corp.
1 Rockefeller Plaza, 11th Floor
New York, NY 10020

>   **Re: Global Partner Acquisition Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 3, 2017**
>   **File No. 001-37523**

Dear Mr. Zepf:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications